UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(September 13, 2013)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Material change report filed in Canada.

2.

Asset Purchase Agreement between Diversinet Corp. and IMS Health Canada Inc. and IMS Software Services Ltd.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: September 13, 2013

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Diversinet Corp. (“Diversinet”)

2235 Sheppard Avenue East, Suite 1700

Toronto, Ontario  M2J 5B5

Item 2

Date of Material Change

September 12, 2013

Item 3

News Release

A press release with respect to the material change described herein was issued on September 13, 2013 via Canada Newswire.

Item 4

Summary of Material Change

Diversinet announced today that it has completed the sale of its business pursuant to an asset purchase agreement with certain subsidiaries of IMS Health Incorporated.

Furthermore, at the annual and special meeting of shareholders, Diversinet shareholders approved a Plan of Liquidation and Distribution to take all necessary steps to effect the voluntary winding up of the Company pursuant to the Business Corporations Act (Ontario).

Item 5

5.1 Full Description of Material Change

Diversinet has completed the sale of its business pursuant to an asset purchase agreement (“Agreement”) with certain subsidiaries of IMS Health Incorporated (“IMS Health”).

Under the Agreement, IMS Health has purchased substantially all of the intellectual property, software, customer contracts and certain other assets of Diversinet for $3,500,000.  An amount equal to one-half of the sale proceeds has been deposited with an independent escrow agent to be available to satisfy indemnity claims by IMS Health, if any, made prior to the proposed winding-up described below. Certain employees of Diversinet have accepted employment by IMS Health.  On September 11, 2013, at the annual and special meeting of shareholders (“AGM”), Diversinet shareholders approved the sale transaction.

Furthermore, at the AGM, Diversinet shareholders approved a Plan of Liquidation and Distribution to take all necessary steps to effect the voluntary winding up of the Company pursuant to the Business Corporations Act (Ontario).  This involves the appointment of a liquidator, Duff & Phelps Canada Restructuring Inc, effective on or about September 16, 2013 to discontinue the business of the Company and to satisfy all claims and obligations and to distribute to shareholders, on a pro rata basis, the remaining funds and assets of the Company.  To the extent permitted by the OTCQB, the liquidator intends to have the common shares cease trading approximately 30 days after appointment.

A one time distribution to shareholders is not expected before early 2014.  While there is no guarantee as to the amount of the shareholder distribution, Diversinet currently expects to distribute a per share amount in the range of $0.05 to $0.065 based on recent estimates of anticipated claims and obligations to be settled.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6

Reliance on Confidentiality Provisions

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information contact David Hackett, Chief Financial Officer, at (416) 756-2324, extension 275.

Item 9

September 13, 2013.

Diversinet Announces Update to Sale of its Business and Proposed Liquidation

TORONTO, September 13, 2013 – Diversinet Corp. (OTCQB: DVNTF), announced today that it has completed the sale of its business pursuant to an asset purchase agreement (“Agreement”) with certain subsidiaries of IMS Health Incorporated (“IMS Health”).

Under the Agreement, IMS Health has purchased substantially all of the intellectual property, software, customer contracts and certain other assets of Diversinet for $3,500,000.  An amount equal to one-half of the sale proceeds has been deposited with an independent escrow agent to be available to satisfy indemnity claims by IMS Health, if any, made prior to the proposed winding-up described below. Certain employees of Diversinet have accepted employment by IMS Health.  On September 11, 2013, at the annual and special meeting of shareholders (“AGM”), Diversinet shareholders approved the sale transaction.

Furthermore, at the AGM, Diversinet shareholders approved a Plan of Liquidation and Distribution to take all necessary steps to effect the voluntary winding up of the Company pursuant to the Business Corporations Act (Ontario).  This involves the appointment of a liquidator, Duff & Phelps Canada Restructuring Inc, effective on or about September 16, 2013 to discontinue the business of the Company and to satisfy all claims and obligations and to distribute to shareholders, on a pro rata basis, the remaining funds and assets of the Company.  To the extent permitted by the OTCQB, the liquidator intends to have the common shares cease trading approximately 30 days after appointment.

A one time distribution to shareholders is not expected before early 2014.  While there is no guarantee as to the amount of the shareholder distribution, Diversinet currently expects to distribute a per share amount in the range of $0.05 to $0.065 based on recent estimates of anticipated claims and obligations to be settled.

About Diversinet

Diversinet Corp. (OTCQB: DVNTF) provided healthcare organizations and partners with ultra-secure, patented mobile technologies and connected health solutions. The company’s core publishing platform supports rapid deployment of secure and HIPAA-compliant Web-to-mobile applications. Diversinet solutions lead with an innovative, virtual health wallet designed for patient-centric engagement to improve care coordination, health outcomes and resilience. Learn more about Diversinet at www.diversinet.com.

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to the closing of the proposed transaction, costs of the proposed transaction, the voluntary winding up of the Company and the anticipated distribution of proceeds to shareholders. Such forward-looking information involves important risks and uncertainties, including the uncertainty of receipt of the required regulatory approvals, that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  There can be no assurance that the voluntary winding up of the company will occur or that it will occur on the timetable described or on the terms and conditions contemplated in this news release or that the amount of the distribution to shareholders will be as anticipated.  The amount of the proposed distribution to shareholders is based on an assumption that the amount of obligations of the Company will not exceed the amount currently estimated by the Company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

Company Contact

Diversinet Corp.

David Hackett

Chief Financial Officer

416-756-2324 ext. 275

dhackett@diversinet.com